February 13, 2006

BY EDGAR CORRESPONDENCE

Mr. Steven Jacobs

Mr. Josh Forgione

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Jacobs and Mr. Forgione:

Set forth below are our responses to the comments set forth in the staff’s letter dated February 3, 2006. For your convenience, our response is preceded by the comment to which it responds.

1.	We read your response to comments 1 and 2 and have no further comments with respect to your revised disclosure. As such, please amend your Form 8-K originally filed on January 6, 2006 as soon as practicable.

We will file a Form 8 -K/A as soon as practicable.

2.	We note from your response to comment 3 that you consider the impairment charge associated with the scale back of your pre-development projects to be in the scope of a restructuring cost under SFAS 146.We wish to remind you that SFAS 144 governs the accounting for the impairment of long-lived assets to be disposed of. We also refer you to paragraph 2 of SFAS 146 which explicitly scopes-out activities covered by SFAS 144. In light of your uncertainty as to whether these pre-development projects were impaired at some earlier point in time, please amend your report to move the discussion under Item 2.05 to Item 2.06 and revise your description to be more consistent with the nature of the charge.

The Company accounts for pre-development costs in accordance with paragraphs 4 and 5 of SFAS 67, as amended by SFAS 144, although we note that SFAS 144 did not directly amend paragraphs 4 and 5 of SFAS 67. Qualifying pre-acquisition costs as defined by SFAS 67 are capitalized and recorded as assets provided management concludes the acquisition and development of the property is probable as of each balance sheet date. In arriving at such a conclusion, management reviews each pre-development project on a quarterly basis with the input of development and executive personnel. Where projects are not considered probable, costs are expensed in accordance with paragraph 5 of SFAS 67 and presented in “Other, net” in the Company’s income statement. The Company’s historical charges have resulted primarily from this process of assessing probability in accordance with SFAS 67.

For the projects the Company will continue to pursue, this probability assessment process will continue to be applied and any resulting charges will be presented in “Other, net” in the income statement.

The expected fourth quarter 2005 charge related to the 10 pre-development projects did not result from the Company’s ongoing probability assessment process described above. To the contrary, the charge was the direct result of a decision to abandon the 10 projects as part of the Company’s fourth quarter restructuring process. (This abandonment decision as part of the Company’s restructuring process is more fully described below in response to your comment #3) The decision to abandon the planned acquisition of land and the development of the projects directly results in a full write-off of all pre-development costs in accordance with paragraphs 5 and 13 of SFAS 67.

The Company wishes to clarify that the timing and recognition of the charge will be appropriately recorded in accordance with SFAS 67 and that the reference to restructuring related to the description of the charge and the circumstances directly causing the charge. In arriving at the preliminary conclusion that the charge would appropriately be described as a restructuring charge, the Company referenced FN 1 of SFAS 146 which states “For purposes of this statement, an exit activity includes but is not limited to a restructuring as that term is defined in IAS 37, Provisions, Contingent Liabilities and Contingent Assets. Paragraph 10 of IAS 37 defines a restructuring as “a program that is planned and controlled by management, and materially changes either (a) the scope of a business undertaken by an enterprise; or (b) the manner in which that business is conducted”. As described below, the Company’s restructuring plan involved a material change in the scope of development business undertaken. While the Company will continue with selected development projects, the scope of that undertaking is materially reduced by the abandonment of the 10 projects. Again, this decision was an integral part of the restructuring plan which was “planned and controlled by management” (FN1 – SFAS 146) and directly caused the charge. We also note that the Item 2.05 specifically provides for disclosure under that Item if a registrant “otherwise disposes of a long-lived asset …. under a plan of termination described in paragraph 8 of [FASB 146].”

The foregoing formed the basis for our determination that the disclosure regarding the write-off of the 10 projects properly belonged under Item 2.05. However, if the staff disagrees with this determination, we will move the disclosure to Item 2.06. In this regard, we have attached as Exhibit A hereto a draft of a revised Item 2.06. Please advise us how you would like for us to proceed.

The uncertainty as to whether any of these pre-development projects were impaired at some earlier time is based on the incomplete status of our ongoing review. Such review may bring information to our attention that was not previously considered in the quarterly probability analyses of these projects.

3.	Please explain to us in sufficient detail the events or change in circumstances which led up to the decision on December 30, 2005 by you and your Board of Directors to scale back and cease pre-development activities associated with the pre-development projects that you wrote off in the fourth quarter of 2005. In your response, please tell us how you evaluated whether any of these events or change in circumstances triggered a requirement to test the recoverability of these projects, as required by paragraph 8 of SFAS 144. If you performed an earlier test for impairment as a result of these events or change in circumstances, please advise us during which period these tests were performed and the change in assumptions used to measure the impairment during this earlier period compared to the most recent measurement on December 30, 2005.

During the fourth quarter of 2005, the CEO and President, in regular consultation with the Executive Committee of the Board of Directors, began formulating a plan to restructure and refocus the operations of the Company. During the past four years, the Company has acquired a significant regional mall portfolio and expanded its international focus in addition to continuing to develop its landmark Mills shopping and entertainment centers. Prior to acquisition of the regional mall assets and international expansion, the Company’s growth plan primarily was focused on identifying sites for development of the so called Mills Landmark assets as well as sites for development of certain mixed-use projects. As part of the strategic review during the fourth quarter of 2005, management determined that through pursuing substantially fewer projects, it could enhance its focus on a key set of development projects and bear an overall lower level of development risk. Management also determined that it could lower the risk profile of the Company by focusing on the expansion and redevelopment of its existing assets. The strategic review was independent of the normal quarterly pre-development project review. It was not based on whether the Company could ultimately successfully develop a project on the site, but rather on whether the Company should continue to pursue development of the project given the Company’s overall capital and human resource constraints, the perceived relative risks and rewards of the various projects and the heightened degree of focus on core operations. Based on this distinction, management notes that the charge associated with abandoning these projects was an integral part of the decision by management to refocus the Company’s resources and efforts rather than as a result of the regular quarterly impairment analysis.

As indicated above, the direct decision by management to abandon these projects results in a charge under paragraph 5 of SFAS 67. These events and circumstances which were a part of the restructuring occurred in the fourth quarter of 2005 and as such no impairment test was performed in earlier periods directly related to these events and circumstances. As indicated in response to comment #2 above, the pre-acquisition costs capitalized and recorded in periods prior to the fourth quarter 2005 were subject to the process described above and recorded in accordance with SFAS 67.

4.	Your response to comment 3 suggests that the scale back of your pre-development projects represents a material change in the manner in which your business is conducted. You further state that you plan to scale back the focus on new development activities and redirect management focus on improving the core business. Since you still appear to be in the business of developing, owning and managing diversified global retail properties, please further explain to us how the impairment of certain pre-development projects represents a material fundamental change in the manner in which you conduct business and how this impairment directly relates to your restructuring plan.

See responses to #2 and # 3 above.

* * * * *

The Mills Corporation acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions concerning our responses to your comment letter, please contact me at (703) 526-5257.

Sincerely yours,

/s/ M.J. Morrow

M.J. Morrow
Chief Financial Officer

cc: Mark D. Ettenger

EXHIBIT A

Item 2.06. Material Impairments.

A portion of the expected restatement relates to an impairment of a loan totaling approximately $4.1 million made by MEI in 1999 to a tenant at The Block. The loan proceeds were used by the tenant to fund tenant improvements and for working capital purposes. Based on management’s review of this tenant relationship, the Board of Directors concluded on January 5, 2006 that facts and circumstances existed in 2000 that indicated that the tenant would be unable to repay this loan. The impairment of this loan is expected to result in charge of approximately $4.1 million for 2000, which will be reflected as an increase in accumulated deficit of an equivalent amount as of December 31, 2002 in the restated audited financial statements to be included in the 2005 Annual Report on Form 10-K to be filed by The Mills Corporation and The Mills Limited Partnership.

On December 30, 2005, upon the recommendation of the CEO and the President, the Board of Directors approved the abandonment of 10 pre-development projects and the write-off of the associated capitalized cost of approximately $71 million, as part of an effort to re-focus the Company’s efforts on its operating portfolio as well as a reduced number of development and re-development projects. The predevelopment projects that are being written off include Oregon City, OR, San Diego, CA, Yonkers, NY, Minneapolis, MN, Pescaccio, Rome, Valencia, Spain, Seville, Spain, Candlestick, CA, Piers, CA and Singapore. This decision was independent of the Company’s normal quarterly review of pre-development projects for impairment.

The impairments will not result in future cash expenditures.

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